[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 25, 2018
Ashley Vroman-Lee Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Cushing® ETF Trust Registration Statement on Form N-1A (File Nos. 811-23367 and 333-226449)
Dear Ms. Vroman-Lee:
Thank you for your comment letter dated August 30, 2018 regarding the registration statement on Form N-1A (the “Registration Statement”) filed by Cushing® ETF Trust (the “Trust”) on July 31, 2018 with the Securities and Exchange Commission (the “SEC”). The Registration Statement relates to four series of the Trust: Cushing® Energy & MLP ETF, Cushing® Utility & MLP ETF, Cushing® Transportation & MLP ETF and Cushing® Energy Supply Chain & MLP ETF (each individually a “Fund” and collectively the “Funds”). We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes are reflected on the changed pages included on Appendix A hereto, and will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.
PROSPECTUS
All Funds
Principal Investment Strategies
Comment 1
Disclosure states that “Index constituents are selected and weighted based on current yield, calculated as the most recent announced regular dividend or distribution, as applicable, annualized, divided by the most recent share or unit closing price, as applicable. Individual constituent weighting is capped at 6% with a minimum constituent weight of 1%.” The total weight of all MLP constituents is capped at 24% at rebalancing.

(a)
Disclose more specifically how the constituents are selected. While the disclosure states that constituents are chosen from certain other indices based on yield, it is unclear whether all or only some of the companies in these other indices are included. It’s also unclear how yield is incorporated into the index weightings. Please also disclose how the index weighting is adjusted to meet the 6% and 24% limits disclosed above.

Response:	The Trust has added the requested disclosure.

Securities and Exchange Commission
September 25, 2018

(b)	Disclose the number of index components.
Response:	The Trust has added disclosure of the number of index components as of the most recent rebalancing date.
Principal Investment Risks
Comment 2
Please add, where appropriate in the registration statement, an “Intraday Indicative Value (IIV) Risk” paragraph and specifically address: (a) what the IIV is (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings. Also, disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of the Fund’s shares. If there are such circumstances, please consider summarizing that potential as a principal investment risk in the prospectus.

Response	The Trust has added the requested disclosure.
Comment 3
Please add a “Liquidity Risk” paragraph and specifically enhance the disclosure to explain that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings, and that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response
The Trust respectfully submits that “Liquidity Risk” addresses the risks associated with illiquidity of a Fund’s holdings, whereas the risk noted in the comment is addressed under “ETF Risks—Shares May Trade at Prices other Than NAV.”

Portfolio Management
Comment 4
Please disclose whether the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund, pursuant to Item 5(b) and Item 10(a)(2), in each respective location, of Form N-1A. (pages 5, 10, 16, 21 and 26)

Response	The Trust has added the requested disclosure.
Management of the Fund
Comment 5
Disclosure references “securities sold short,” however, the registration statement is silent regarding such activity. If a Fund may engage in short sales of securities, please revise the registration statement accordingly and confirm the fee table includes a good faith estimate of any related costs. Also, please add related disclosure in the principal investment strategies and principal investment risk sections. If the Funds will not engage in short sales, delete the short sale language from this section. (page 25)

Response	The Funds do not intend to engage in short sales. Language regarding short sales has been deleted from the Registration Statement.

Securities and Exchange Commission
September 25, 2018

Cushing Energy & MLP ETF
Comment 6
The Fund’s name includes the terms “Energy” and “MLPs” which are types of investments and therefore are subject to Rule 35d-1 Investment Company Act. Rule 35d-1(a)(2)(i) under the Investment Company Act requires that if a fund’s name suggests that it focuses its investments in a particular type of investment, the fund must adopt a policy to invest, under normal circumstances, at least 80% of its assets in those securities. Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in “Energy” issuers and “MLPs.” Also, please disclose the criteria for considering a security an “Energy” issuer, and the criteria for considering a security an “MLP”. Please also disclose a minimum investment in each type of investment, e.g., the Fund will invest at least 25% of its assets in MLPs.

Response
The Fund has adopted a Rule 35d-1 policy as requested. Given the composition of the Index, which limits MLPs to no more than 24% of the Index, the Fund respectfully submits that policies establishing a minimum investment in each type of investment is unnecessary.

Cushing Utility & MLP ETF
Comment 7
The Fund’s name includes the terms “Utility” and “MLPs” which are types of investments and therefore are subject to Rule 35d-1 Investment Company Act. Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in “Utility” issuers and “MLPs.” Also, please disclose the criteria for considering a security a “Utility” issuer, and the criteria for considering a security an “MLP”. Please also disclose a minimum investment in each type of investment.

Response
The Fund has adopted a Rule 35d-1 policy as requested. Given the composition of the Index, which limits MLPs to no more than 24% of the Index, the Fund respectfully submits that policies establishing a minimum investment in each type of investment is unnecessary.

Cushing Transportation & MLP ETF
Comment 8
The Fund’s name includes the terms “Transportation” and “MLPs” which are types of investments and therefore are subject to Rule 35d-1 Investment Company Act. Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in “Transportation” issuers and “MLPs.” Also, please disclose the criteria for considering a security a “Transportation” issuer, and the criteria for considering a security an “MLP”. Please also disclose a minimum investment in each type of investment.

Response
The Fund has adopted a Rule 35d-1 policy as requested. Given the composition of the Index, which limits MLPs to no more than 24% of the Index, the Fund respectfully submits that policies establishing a minimum investment in each type of investment is unnecessary.

Securities and Exchange Commission
September 25, 2018

Comment 9	Please include appropriate risk disclosure for investing, specifically, in the “transportation” sector. (pages 13-14)
Response	The Fund has added the requested disclosure.
Cushing Energy Supply Chain & MLP ETF
Comment 10
The Fund’s name includes the terms “Energy Supply Chain” and “MLPs” which are types of investments and therefore are subject to Rule 35d-1 Investment Company Act. Please disclose a policy to invest, under normal circumstances, at least 80% of its assets in “Energy Supply Chain” and “MLPs.” Also, define “Energy Supply Chain” issuers, e.g., the issuer receives at least 50% of revenue or profit from or invests at least 50% of its assets in the energy supply chain industry. Please also disclose a minimum investment in each type of investment.

Response
The Trust respectfully submits that that term “Energy Supply Chain” refers not to a type of investment, but instead to an investment thesis of investing across the energy supply chain, including upstream, midstream and downstream energy companies, as well as energy-intensive chemical, metal and industrial and manufacturing companies that extract and/or manufacture materials. However, the Fund will invest at least 80% of the Fund’s total assets in the component securities of the Fund’s underlying index, which is the Cushing Energy Supply Chain Index and is comprised of widely held companies engaged in exploration and production, refining and marketing, or storage and transportation of oil, natural gas, coal and consumable fuels; oil and natural gas equipment and services companies; and companies that extract and/or manufacture materials.

Comment 11	Please include appropriate risk disclosure for investing, specifically, in the “energy supply chain” sector. (page 18)
Response	The Fund respectfully submits that the risks associated with the energy supply chain investment thesis are addressed by the disclosure regarding “Energy Sector Risk” and “Materials Sector Risk.”
Fair Value Pricing
Comment 12
Please disclose what entity will perform fair valuing on the Board’s behalf (e.g., the Advisor if applicable). Also, please note Rule 38a-1 under the Investment Company Act makes clear a Fund’s board must not only approve the Fund’s valuation procedures, but must also regularly review and evaluate the accuracy of such procedures using the appropriate means. Please confirm that the Board will regularly evaluate the accuracy of the Fund’s valuation procedures using the appropriate means, such as pricing services, market data, and the Fund’s own sales. See Instruction to Item 11(a)(1) of Form N-1A. (page 28).

Response	The Trust has added the requested disclosure. In addition, the Trust supplementally confirms that the Board will regularly evaluate the accuracy of the Fund’s valuation procedures.

Securities and Exchange Commission
September 25, 2018

STATEMENT OF ADDITIONAL INFORMATION
Board of Trustees
Comment 13
Please disclose, for each Trustee, the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee. See Item 17(b)(10) of Form N-1A. (page 8)

Response
The Trust is newly formed and at the time of the initial filing had a Sole Trustee. The organizational meeting of the Board of Trustees has since been held and the required information about the experience, qualifications, attributes, or skills of each Trustee has been included in Pre-Effective Amendment No. 1.

Comment 14
The Trustees and Officers of the Trust, including the requisite number of disinterested Trustees, should be furnished by pre-effective amendment to the registration statement. In addition, if the Chairman of the Board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. See Item 17(b)(1) of Form N-1A. (page 8)

Response
As noted above, the Trust is newly formed and at the time of the initial filing had a Sole Trustee. The organizational meeting of the Board of Trustees has since been held and the required information about the Trustees and Officers of the Trust has been included in Pre-Effective Amendment No. 1.

Portfolio Turnover Rate
Comment 15
In the “Portfolio Turnover Rate” section, disclosure states that higher (portfolio) turnover rates are likely to result in greater brokerage expenses. If applicable, please disclose in the principal investment strategies that the Fund will frequently buy and sell its portfolio securities. Also, disclose the consequences of active and frequent trading of portfolio securities in the principal investment risk section of the prospectus summary. See Instruction 7 to Item 9(b) of Form N-1A. (page 18)

Response	Frequent trading of portfolio securities is not a principal strategy of the Funds.
Financial Statements
Comment 16	Please include financial statements in the next pre-effective amendment to the registration statement. See Section 14(a) of the Investment Company Act.
Response	Audited seed financial statements will be included in Pre-Effective Amendment No. 1.
SIGNATURES
Comment 17
We note and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre- effective amendment to the registration statement will be signed by a majority of Trustees as required by the Section 6(a) of the Securities Act.

Securities and Exchange Commission
September 25, 2018

Response
As noted above, the Trust is newly formed and at the time of the initial filing had a Sole Trustee. The organizational meeting of the Board of Trustees has since been held and all Trustees will sign Pre-Effective Amendment No. 1.

GENERAL COMMENTS
Comment 18	Please submit each Fund’s complete methodology (“white paper”) for each Underlying Index. We may have more comments after we review the white papers.
Response               The white paper for each Underlying Index has been submitted as requested.
Comment 19	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
Response	The Trust confirms that conforming changes have been made throughout the Registration Statement as applicable.
Comment 20
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response	The Trust notes the comment.
Comment 21
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

Response	The Trust does not intend to omit information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430.
Comment 22
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response	Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof
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Securities and Exchange Commission
September 25, 2018

Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.
Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy